SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------


                                  SCHEDULE 13G
                                  (Rule 13d102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d2(b)

                               MediaX Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   584 47C 201
                                 (CUSIP Number)

                                November 27, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d1(b)
|X| Rule 13d1(c)
|_| Rule 13d1(d)




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CUSIP No. 584 47C201                      13G                Page 2  of 5 Pages




   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Kenneth M. Sheinberg

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|_|

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

      NUMBER OF           5.     SOLE VOTING POWER                    700,000
        SHARES
     BENEFICIALLY         6.     SHARED VOTING POWER                        0
       OWNED BY
         EACH             7.     SOLE DISPOSITIVE POWER               700,000
      REPORTING
     PERSON WITH          8.     SHARED DISPOSITIVE POWER                   0

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         700,000

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               |_|
         CERTAIN SHARES*

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.9%

  12.    TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 5 Pages


Item 1(a).  Name of Issuer:

     MediaX Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

     3455 La Cienega Boulevard
     Building C
     Los Angeles, CA 90016

Item 2(a).  Name of Person Filing:

     Kenneth M. Sheinberg

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     333 East 66th Street
     Apt. 10G
     New York, NY 10021-6235

Item 2(c).  Citizenship:

     United States

Item 2(d).  Title of Class of Securities:

     Common Shares

Item 2(e).  CUSIP Number:

     584 47C 201


Item 3.     If this Statement is Filed Pursuant to Rule 13d1(b), or 13d2(b) or
            (c), Check Whether the Person Filing is a:

     (a)  |_| Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  |_| Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) |_| Investment company registered under Section 8 of the Investment Company Act;

     (e)  |_| An investment adviser in accordance with Rule 13d1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;


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                                                               Page 4 of 5 Pages

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  |_| Group, in accordance with Rule 13d1(b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d1(c), check this box. |X|

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)  Amount beneficially owned: 700,000 shares

     (b)  Percent of class: 8.9%

     (c)  Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote:  700,000 shares

          (ii)  Shared power to vote or to direct the vote:  0

         (iii) Sole power to dispose or to direct the disposition of: 700,000 shares

          (iv)  Shared power to dispose or to direct the disposition of:  0

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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                                                               Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  April 26, 2001
                                                  --------------
                                                      (Date)

                                             /s/ Kenneth M. Sheinberg
                                             ------------------------
                                                    (Signature)

                                               Kenneth M. Sheinberg
                                               --------------------
                                                   (Name/Title)